YUKI-CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YUKI-CO, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2173 WALKER LANE
(No. and Street)

SALT LAKE CITY	UTAH	84177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tad Bull 917-923-9649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYNIE & COMPANY
(Name – *if individual, state last, first, middle name*)

1785 WEST 2300 SOUTH	SALT LAKE CITY	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY COLLETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YUKI-CO, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE N. CARLSON
Notary Public State of Utah
My Commission Expires on:
July 29, 2024
Comm. Number: 713128

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yuki-Co, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yuki-Co, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Yuki-Co, LLC's management. Our responsibility is to express an opinion on Yuki-Co, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yuki-Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 or the Securities and Exchange Act of 1934 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Yuki-Co, LLC's financial statements. The supplemental information is the responsibility of Yuki-Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2021

We have served as Yuki-Co, LLC's auditor since 2018.

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	86,393
Receivables		133,967
Other Assets		2,664
TOTAL ASSETS	$	223,024

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	55,259
SBA PPP Loan		36,000
TOTAL LIABILITIES		91,259
Commitment & Contingencies		
Members' Equity		131,765
TOTAL LIABILITIES & MEMBERS' EQUITY	$	223,024

See accompanying notes to financial statements.

YUKI-CO, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2020

Revenues:		
Placement Agent Fees	$	738,691
Interest Income		31
Total Revenues		738,722
Expenses		
Commission		511,571
Licenses, Dues & Suscriptions		9,128
Rent		3,000
Office Expense		3,655
Payroll		132,831
Professional Fees		51,170
Regulatory Fees		9,446
Travel		4,536
Other		45,053
Total Expenses		770,390
Loss Before Tax Provision		(31,668)
Income Tax Provision		-
Net Loss	$	(31,668)

See accompanying notes to financial statements.

YUKI-CO, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
For the year ending December 31, 2020

Balance - Beginning of year	$ 169,311
Member contribution	15,682
Member withdrawal	(21,560)
Net loss	(31,668)
Balance - End of year	$ 131,765

See accompanying notes to financial statements.

YUKI-CO, LLC
STATEMENT OF CASH FLOW
December 31, 2020

OPERATING ACTIVITIES		
Net Loss	$	(31,668)
Adjustments to reconcile Net Income to net cash used in operations:		
Decrease in Accounts Receivables		48,119
Increase in Other Assets		(1,442)
Decrease in Accounts Payable		(53,634)
Net cash used in Operating Activities		(38,625)
INVESTING ACTIVITIES		
Net cash provided by Investing Activities		-
FINANCING ACTIVITIES		
Proceeds from PPP Loan		36,000
Capital Contribution		15,682
Capital Withdrawal		(21,560)
Net cash provided by Financing Activities		30,122
Net cash decrease for period		(8,503)
Cash at beginning of period		94,896
Cash at end of period	$	86,393
SUPPLEMENTAL CASH FLOW INFORMATION		
Income Tax paid	$	-
Interest Paid	$	-

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Yuki - Co, LLC ("Yuki-Co") has been organized as a Utah limited liability company. Yuki-Co will continue business as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the limited business activities of the Firm, Yuki-Co is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release # 34-70073.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Yuki-Co, LLC is the exclusive international placement agent for Yuki Management and Research Fund. Yuki-Co LLC is contracted to receive 50 basis points of the Net Asset Value (NAV) of Yuki Management and Research Fund. The Fund as of December 31, 2020 had $158,000,000 dollars NAV. Yuki-Co, LLC pays placement fees to a group of placement agents. Placement agents receive commissions of 30 basis points on funds introduced to Yuki Management and Research Fund. Subsequently placement agents continue to receive quarterly fees on net assets that remain in the fund.

Revenues are recognized on a monthly basis and paid out to placement agents quarterly.

Total revenue for 2020 were $738,691. The accounts receivables for the year ending December 31, 2020 were fund placement fees earned in October, November, and December of 2020.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Receivables

Receivables for the year ending December 31, 2020 were fund placement fees earned in November and December 2020. Amounts classified as receivable were received in the subsequent months, therefore, an allowance for doubtful accounts was not considered necessary.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

As a wholly owned limited liability company, the Company is not subject to Federal, state, or local income taxes. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits on December 31, 2020.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has a space sharing, agreement with BC Consulting, LLC. a company related through common ownership and paid $250 a month rent starting January 1, 2020.

NOTE 5. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2020, the Company had a net capital of $31,134 and a minimum net capital requirement of $6,084. This resulted in a total excess net capital of $26,133.

NOTE 6. CONTINGENTCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2019, the Company was not involved in any significant litigation. No other liabilities.

NOTE 7. PAYCHECK PROTECTION PROGRAM (PPP) LOAN

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act (the "Act") was signed into law on March 27, 2020 and provided for fast and direct economic assistance to small businesses adversely impacted by the COVID-19 pandemic. As part of the law, the Paycheck Protection Program ("PPP") was established to provide small businesses with financial resources needed to maintain their payroll and cover applicable overhead during a specified period of economic downturn. In August 2020, the Company applied for and received a PPP loan from Key Bank in the amount of $36,000. The loan is administered and guaranteed by the Small Business Administration ("SBA"). The Company has treated the loan as debt on the December 31, 2020 financial statements and plans to apply for loan forgiveness

in early 2021 as is provided for in the Act. PPP loans are forgiven after the SBA has determined that the loan is eligible for forgiveness and the SBA has paid the lender. The Company intends to recognize a gain on extinguishment of the debt in the income statement when it is notified by the lender that the debt has been forgiven. No interest has been accrued on the loan as forgiveness is anticipated. As permitted by FINRA based on expected forgiveness, the Company's net capital calculation has an add-back for the PPP loan amount and has excluded the PPP loan from aggregate indebtedness.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 1, 2021, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2020.

Note 9. CONCENTRATIONS

Placement agent fees of approximately $669,173, or 91% of total placement agent fees, were generated from one fund during the year ended December 31, 2020.

SUPPLEMENTARY INFORMATION

YUKI-CO, LLC
Net Capital Computation Rule 15c3-1
December 31, 2020

Total Assets	$223,024
Less Liabilities	$ 91,259
Members Equity	$131,765
Deduction for non-allowable assets	
Total non-allowable asstes	$136,631
Additions for non allowable liabilities	
Total non allowable liabilities	$ 36,000
Net Capital	$ 31,134
Computation of basic net capital requirements:	
Minimum net capital requirements of 15:1	$ 3,684
Statutory minimum net capital	$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount	$ 5,000
Excess net capital (net capital less net capital required)	$ 26,133
Percentage of aggregate indebtedness to net capital	177%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31, 2020.

Yuki-Co, LLC

Exemption Report
Required under 17a-5(d)(4)
December 31, 2020

The Yuki-Co LLC. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule l 5c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2020 the Company:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule l Sc2-4;

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule l 5c3-3).

I, Jeffrey Collett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Collett, Managing Member

February 22, 2021

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Yuki-Co, LLC stated that they are a non-covered Firm, and will not claim an exemption from 17 C.F.R. §240.15c3-3, in reliance on Footnote 74 of the Securities and Exchange Commission's Release #34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Yuki-Co, LLC has represented that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Yuki-Co, LLC stated that Yuki-Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Yuki-Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Yuki-Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the Securities and Exchange Commission Release #34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2021

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Yuki-Co, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Yuki-Co, LLC and the SIPC, solely to assist you and SIPC in evaluating Yuki-Co, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Yuki-Co, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Yuki-Co, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Yuki-Co, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69709 FINRA DEC
Yuki-Co, LLC.
2173 Walker Lane
Salt Lake City, Ut 84117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tad Bull 917-923-9649

WORKING COPY

AMENDMENT

2. A. General Assessment (item 2e from page 2) $ ~~1163.80~~ 1,101,28

B. Less payment made with SIPC-6 filed (**exclude interest**) (~~847.05~~ 819.75)

7/21/2020
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~316.74~~ 282.08

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 316.74

H. Overpayment carried forward $(34.66)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Yuki-Co, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Jeff Collett
(Title)

Dated the 24 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~775,865.68~~ 738,691.68
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	4502.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ ~~771,363.68~~ 734,189.68
2e. General Assessment @ .0015	$ ~~1,163.80~~ 1,101.28
	(to page 1, line 2.A.)